Exhibit 99.1

voxeljet AG

Augsburg

ISIN DE 000A1X3WJ5 / WKN A1X3WJ

The following offer regarding the subscription of shares is no public offering. Only the existing shareholders of voxeljet AG are the addressees of this offer.

Offering to the shareholders of voxeljet AG to subscribe for shares

On 28 March 2014 the management board with the approval of the supervisory board has resolved to increase the stated capital of the company by using its authorized capital in accordance with Section 5 of the articles of association of voxeljet AG by an amount yet to be determined through the issuance of up to 1,560,000 new, registered shares with no par value (the “New Shares”) against contribution in cash. Each new share has a notional participation in the stated capital of the company in the amount of EUR 1.00. The New Shares grant a right for the participation in profits as of 1 January 2014.

Presumably on 4 April 2014 the management board with the approval of the supervisory board will determine in which volume the “up to” capital increase will be executed.

Citigroup Global Markets Limited has undertaken the obligation through a share subscription agreement as of 27 March 2014 (“Share Subscription Agreement”), subject to the conditions as set out in the following under the Section “Important Notes” to subscribe for the New Shares and to offer these (with exception of fractional amounts) to the shareholders pro rata to their existing participation in the stated capital of the company. Thereby, the shareholders receive indirect subscription rights in accordance with Section 186 para. 5 German Stock Corporation Act (Aktiengesetz “AktG”). The subscription price will be determined through a book building process and will be communicated to the shareholders at least 3 days before the expiry of the subscription right offer. The same applies for the volume of the capital increase, the subscription ratio and eventually the exclusion of subscription rights regarding fractional amounts.

It is expected that the execution of the capital increase will be registered with the commercial register of the local court of Augsburg on 14 April 2014.

We ask our shareholders to exercise their subscription rights for the New Shares during the period from 28 March 2014 to 14 April 2014 (inclusively) at the below mentioned subscription institution to prevent that they are excluded from exercising their subscription rights. Subscription rights which are not exercised in time will lapse without value.

The subscription institution is Citigroup Global Markets Limited, Citigroup Centre, Canada Square, London E14 5LB, United Kingdom.

Subscription price

The Subscription price for the New Shares will be determined by a book building process on the basis of the value of the American Depositary Receipts (“ADRs”) which represent shares in the company and which are listed on the New York Stock Exchange. The owners of subscription rights who exercise their subscription rights within the subscription period have to pay the subscription price as to be announced upon exercise of the subscription right, however, at the latest on 14 April 2014, which is the last day of the subscription right offer period. USD amounts will be converted into EUR by application of the average interbank USD/EUR cash exchange rate as of 10 April 2014, i.e. the day before the day of the announcement of the subscription price.

Trading of subscription rights

There will be no trading of subscription rights. There will be no compensation for subscription rights which are not exercised.

Important Notes

The offer to subscribe for shares is made under the condition precedent of the registration of the execution of the capital increase in the commercial register of the company.

Citigroup Global Markets Limited reserves the right to rescind from the Share Subscription Agreement under certain circumstances or to prolong the execution of the subscription offer. These circumstances can be besides material adverse changes in the business, financial or earnings of voxeljet AG, material restrictions of securities trading or of the banking business at national or international share markets, the outbreak or escalation of hostile conflicts, the announcement of a public state of emergency by the Federal Republic of Germany, the United Kingdom or the United States of America or other catastrophes or crisis, which have or can be expected to have material adverse effects on the financial markets.

Furthermore, the obligation of Citigroup Global Markets Limited ends, if the execution of the capital increase is not registered in the commercial register of the local court of Augsburg by 30 April 2014, 12:00h (CET), subject to Citigroup Global Markets Limited and voxeljet AG not agreeing on a later expiry of such term or subject to Citigroup Global Markets Limited or the company not terminating the Share Subscription Agreement for other reasons.

In case the Share Subscription Agreement is terminated before the capital increase is registered in the commercial register the subscription rights shall lapse. In case Citigroup Global Markets Limited terminates the Share Subscription Agreement after the capital increase is registered in the commercial register the shareholders, who exercised their subscription rights are entitled to acquire the New Shares at the subscription price.

Certification and delivery of New Shares

The New Shares will be evidenced in a global share certificate, which will be deposited for collective custody with Clearstream Banking AG, 60487 Frankfurt am Main, Federal Republic of Germany. According to the articles of association of the company, the shareholders have no right to demand the issuance of a certificate evidencing their shares. The New Shares carry the same rights as all other shares of the company and do not confer any further rights or benefits. The newly subscribed New Shares will presumably be delivered on 16 April 2014 through a respective collective custody account entry (“Girosammeldepotgutschrift”) unless the subscription right period is prolonged.

Provisions for subscription

The depository banks will charge the customary banking fees for the subscription of the New Shares.

Utilization of unsubscribed shares

Shares which were not subscribed for in the course of the subscription rights offer as well as fractional amounts of shares which are exempted from subscription rights of shareholders will be subscribed for by Citigroup Global Markets Limited. These shares will not be offered directly to third party investors but in the form of ADRs representing such shares. Such offering of ADRs will be executed in accordance with the US Securities Act of 1933 as in effect from time to time. The subscription price payable by a third party investor for an ADR will be determined according to a book building process.

No offer to holders of ADRs / Selling restrictions

It is pointed out that the aforementioned offer does not constitute an offer to the holders of ADRs of the company, which are traded on the New York Stock Exchange, but is only addressed to the existing shareholders of the company, which are registered in the company’s share register at the time of the publishing of this subscription offer.

The New Shares and the respective subscription rights are not and, in particular, will not be registered neither in accordance with the rules of the United States Securities Act of 1933 nor with a securities supervising authority of any federal state in the United States of America. Consequently, they will not be publicly offered or sold there.

Friedberg, 28 March 2014

voxeljet AG

The Management Board